UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)*

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

September 3, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.		Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Source of Funds
OO

5.		Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

15,454,373
	8.	Shared Voting Power

152,531,333
	9.	Sole Dispositive Power

15,454,373
	10.	Shared Dispositive Power

152,531,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

167,985,706
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

35.8%
14.	Type of Reporting Person

IN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.)	54-2093702

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

131,285,244
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

131,285,244
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

131,285,244
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

28.0%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.)		51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

131,285,244
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

131,285,244
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

131,285,244
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

28.0%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO Holdings, Inc.	20-2936507

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO, BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

138,070,390
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

138,070,390
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

138,070,390
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

29.4%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO/Fantome, LLC	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

138,070,390
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

138,070,390
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

138,070,390
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

29.4%
14.	Type of Reporting Person

OO - limited liability company

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO, Inc. (formerly Enterprise Products Company)	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

138,070,390
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

138,070,390
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

138,070,390
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

29.4%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	Dan Duncan LLC	76-0516773

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

13,952,402
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

13,952,402
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,952,402
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

3.0%
14.	Type of Reporting Person

OO - limited liability company

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	Enterprise GP Holdings L.P.	20-2133626

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

13,952,402
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

13,952,402
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,952,402
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

3.0%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	DD Securities LLC	26-1585743

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

508,541
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

508,541
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

508,541
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

0.1%
14.	Type of Reporting Person

OO - limited liability company

Item 1. Security and Issuer.

This Amendment No. 10 on Schedule 13D/A (“Amendment No. 10”) is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings, L.P.), a Delaware limited partnership (“DFIDH”), Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO/Fantome, LLC, a Delaware limited liability company, (“EPCO/Fantome”), EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”), Dan L. Duncan LLC, a Texas limited liability company (“DDLLC”), Enterprise GP Holdings L.P., a Delaware limited partnership (“GP Holdings”) and DD Securities LLC, a Texas limited liability company (“DD Securities,” and together with Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO/Fantome, EPCO, DDLLC and EPE, the “Reporting Persons”), to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 15, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004, Amendment No. 4 thereto, filed August 20, 2004, Amendment No. 5 filed on April 13, 2005, Amendment No. 6 filed on February 15, 2007, Amendment No. 7 filed on February 29, 2008, Amendment No. 8 filed on April 29, 2009 and Amendment No. 9 filed on June 30, 2009 (the “Original Schedule 13D”).

The terms “Issuer” or “Enterprise” refers to Enterprise Products Partners L.P., a publicly traded Delaware limited partnership.  Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read its entirety as follows:

This statement is being filed by each of the Reporting Persons.

Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of GP Holdings. GP Holdings is the sole member of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO is an entity controlled by Dan Duncan through his 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its General Partner. In addition, EPCO provides employees and management and administrative services to certain other affiliate entities, including GP Holdings and its general partner, TEPPCO Partners, L.P., a publicly traded Delaware limited partnership (“TEPPCO”), and its general partner, and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO/Fantome is a wholly owned subsidiary of EPCO. EPCO/Fantome has no independent operations, and its principal function is to act as a financing subsidiary of EPCO in connection with certain real estate utilized by EPCO.  EPCO/Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DFI is a wholly-owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to indirectly hold EPCO Holdings’ equity interest in the Issuer. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

DFIDH is an indirect wholly-owned subsidiary of DFI. DFIDH has no independent operations and its principal function is to hold DFI’s indirect equity interest in the Issuer. DFIDH’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

DDLLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DDLLC. DDLLC owns 100% of the membership interests in EPE Holdings, LLC (“EPE Holdings”), the sole general partner of GP Holdings. DDLLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in EPE Holdings and other personal investments of Dan Duncan. DDLLC’s principal business and office address is 2727 North Loop West, Houston, Texas 77210.

As of September 8, 2009, GP Holdings is owned by its public unitholders (with a 22.1% limited partnership interest), DFI (with an 51.6% limited partner interest), DFI GP Holdings (with an 18.1% limited partner interest), DD Securities (with a 2.7% limited partner interest) and DD LLC with an indirect 0.01% general partner interest and the remainder by various affiliates of EPCO. The assets of GP Holdings consist of a 100% membership interest in the Issuer’s General Partner and 13,952,402 Common Units of the Issuer, 100% of the membership interests in the general partner of TEPPCO Partners, L.P. (“TEPPCO”) and 4,400,000 TEPPCO Common Units and membership interests in the general partner of Energy Transfer Equity, L.P. (“ETE”) and approximately 39 million ETE common units. GP Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan. DD Securities’ principal business and office address is 1100 Louisiana Street, Suite 5200, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO/Fantome, EPCO Holdings and DFI and the managers and executive officers of DDLLC and DD Securities (collectively, the “Listed Persons”).

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

In August 2009, the Reporting Persons acquired an aggregate of 3,114,926 of Enterprise’s common units pursuant to its dividend reinvestment program at approximately $26.47 per common unit. The source of the funds used to purchase these common units was the quarterly cash distributions paid by Enterprise in August 2009 with respect to the common units held by the purchasers.

The description set forth under Item 6 of this Schedule 13D with respect to the issuance and sale by Enterprise of common units pursuant to the Purchase Agreement (as defined below) is incorporated by reference into this Item 3.  The source of the funds used by EPCO Holdings of the $150.0 million purchase price for the common units pursuant to the Purchase Agreement was borrowings under its revolving credit facility.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

(a) DFIDH holds directly 130,506,142 Common Units and indirectly 779,102 Common Units through a wholly owned subsidiary. DFIDH is an indirect wholly-owned subsidiary of DFI. Accordingly, DFI has an indirect beneficial ownership interest in the 131,285,244 Common Units owned by DFIDH.

DFI is a wholly-owned subsidiary of EPCO Holdings. Therefore, EPCO Holdings has an indirect beneficial ownership interest in the 131,285,244 Common Units held by DFIDH. EPCO Holdings is a wholly-owned subsidiary of EPCO/Fantome. Therefore, EPCO/Fantome has an indirect beneficial ownership interest in the 131,285,244 Common Units held by DFIDH. EPCO/Fantome is a wholly-owned subsidiary of EPCO. Therefore, EPCO also has an indirect beneficial ownership interest in the 131,285,244 Common Units held by DFIDH.

GP Holdings holds directly 13,952,402 Common Units. DDLLC controls GP Holdings with its indirect 0.01% general partner interest. DFI and DDLLC hold 51.6% and 2.7% limited partner interests, respectively, in GP Holdings. Dan Duncan owns a 100% membership interest in DDLLC. Accordingly, each of Dan Duncan, DDLLC and GP Holdings are the beneficial owners of the 13,952,402 Common Units held by GP Holdings. Dan Duncan shares voting and dispositive powers with respect to these Common Units with the other managers/executive officers of DDLLC shown on Appendix A.

Dan Duncan is the record owner of 1,191,211 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 1,191,211 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (i) the Duncan Family 1998 Trust, which owns 6,093,775 Common Units, and (ii) the 2000 Trust, which owns 8,169,387 Common Units. Therefore, Dan Duncan is also the beneficial owner of the Common Units held by the Duncan Family 1998 Trust and the 2000 Trust, respectively.

EPCO is the general partner of Enterprise Unit L.P. and therefore has voting and dispositive power over the 844,552 Common Units owned by Enterprise Unit L.P.  Therefore, EPCO has an indirect beneficial ownership interest in the 844,552 Common Units owned by Enterprise Unit L.P.

Dan Duncan owns 50.4% of the voting stock of EPCO and, accordingly, exercises sole voting and dispositive power with respect to assets of EPCO, but since the 131,285,244 Common Units beneficially owned by EPCO are owned directly by DFIDH, Dan Duncan shares voting and dispositive power over those Common Units with the directors of EPCO Holdings, EPCO/Fantome and DFI (and the directors of EPCO) shown on Appendix A. The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of members of Dan Duncan’s family. The 138,070,390 Common Units beneficially owned by Dan Duncan through EPCO, EPCO/Fantome and EPCO Holdings plus the 13,952,402 Common Units beneficially owned by Dan Duncan through DDLLC, the 1,191,211 Common Units directly owned by Dan Duncan, the 508,541 Common Units owned by DD Securities, the 6,093,775 Common Units owned by the Duncan Family 1998 Trust and the 8,169,387 Common Units owned by the 2000 Trust represent a total of 167,985,706 Common Units beneficially owned by Dan Duncan, or 35.8% of the outstanding Common Units (based upon the number of Common Units outstanding on September 8, 2009).

(b) As set forth herein, Dan Duncan has sole voting and dispositive power over the 1,191,211 Common Units that he owns, the 6,093,775 Common Units owned by the Duncan Family 1998 Trust, and the 8,169,387 Common Units owned by the 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 138,070,390 Common Units beneficially owned by EPCO, the 13,952,402 Common Units beneficially owned by DDLLC and the 508,541 Common Units owned by DD Securities.

As set forth herein, EPCO Holdings has shared voting and dispositive power over the 131,285,244 Common Units held by DFIDH (an indirect wholly-owned subsidiary of EPCO Holdings).

As set forth herein, EPCO/Fantome has shared voting and dispositive power over the 131,285,244 Common Units held by EPCO Holdings (a wholly-owned subsidiary of EPCO/Fantome).

As set forth herein, EPCO has shared voting and dispositive power over the 131,285,244 Common Units beneficially owned by EPCO/Fantome (a wholly-owned subsidiary of EPCO).

As set forth herein, DFI (a wholly-owned subsidiary of EPCO Holdings) has shared voting and dispositive power over the 131,285,244 Common Units held by DFIDH, its indirect wholly-owned subsidiary.

As set forth herein, DFIDH has shared voting and dispositive power over the 131,285,244 Common Units held by DFIDH.

As set forth herein, Dan Duncan, DDLLC and GP Holdings have shared voting and dispositive power over the 13,952,402 Common Units held by GP Holdings.

As set forth herein, Dan Duncan and DD Securities have shared voting and dispositive power over the 508,541 Common Units held by DD Securities.

The aforementioned ownership amounts of common units are as of September 8, 2009, our most recent practicable date for this filing on Schedule 13D.

(c) Except as described in Item 3, none of the Reporting Persons have effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:

On August 31, 2009, EPCO Holdings submitted a proposal to the Audit, Conflicts and Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of the general partner of Enterprise to purchase $150.0 million of newly-issued Common Units representing limited partner interests of Enterprise. EPCO Holdings is a privately-held affiliate of Enterprise that is controlled by Dan L. Duncan, who is Chairman and a director of Enterprise’s general partner. The proposal provided that EPCO Holdings’ purchase of Common Units from Enterprise would be in a private placement (the “Private Placement”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The purchase price per Common Unit would be equal to a five percent discount to the five-day volume weighted average price (“5-Day VWAP”) of Enterprise Common Units as reported by the New York Stock Exchange (“NYSE”) at the close of business on September 4, 2009. The 5-Day VWAP would be based on (i) the closing price for the Common Units on the NYSE for each of the trading days in such five-day period and (ii) the total trading volume for the Common Units reported by the NYSE for each such trading day. The number of Common Units to be acquired by EPCO Holdings in the Private Placement would be subject to rounding to avoid fractional units.

On September 1, 2009, the Committee reviewed EPCO Holdings’ proposal with respect to the Private Placement and determined that the terms and provisions of the Private Placement, as proposed by EPCO Holdings, are fair and reasonable to Enterprise and recommended the Private Placement to the Board. Later that same day, the Board reviewed the same proposal and, based in part on the recommendation of the Committee, authorized and approved the Private Placement.

                On September 3, 2009, Enterprise entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) with EPCO Holdings, pursuant to which Enterprise agreed to sell $150.0 million of Common Units to EPCO Holdings on terms and conditions consistent with the proposal described above.

Based upon the 5-Day VWAP of $26.58, Enterprise issued and sold 5,940,594 Common Units pursuant to the Purchase Agreement at price equal to $25.25 per Common Unit on September 8, 2009.  A copy of the Purchase Agreement is filed as Exhibit 99.8 hereto and the description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.8, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted  in lieu thereof:

99.1
Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.2
Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to Form 8-K filed by Enterprise on August 10, 2005).

99.3
Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.4
First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.5
Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Enterprise on June 29, 2009).

99.6
Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on June 29, 2009).

99.7
Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on June 29, 2009).

99.8
Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 4, 2009).

99.9*	Joint Filing Agreement among the Reporting Persons dated September 10, 2009.
* - Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2009	/s/ Dan L. Duncan Dan L. Duncan

Dated: September 10, 2009	DFI DELAWARE HOLDINGS L.P. By: DFI Delaware General, LLC, Its general partner By: /s/ Darryl E. Smith Darryl E. Smith Manager

Dated: September 10, 2009	EPCO, INC. By: /s/ W. Randall Fowler W. Randall Fowler President, Chief Executive Officer and Director

Dated: September 10, 2009	DUNCAN FAMILY INTERESTS, INC. By: /s/ Darryl E. Smith Darryl E. Smith Treasurer and Director

Dated: September 10, 2009	DAN DUNCAN LLC By: /s/ W. Randall Fowler W. Randall Fowler Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: September 10, 2009	DD SECURITIES LLC By: /s/ W. Randall Fowler W. Randall Fowler Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: September 10, 2009	EPCO HOLDINGS, INC. By: /s/ W. Randall Fowler W. Randall Fowler President, Chief Executive Officer and Director

Dated: September 10, 2009	EPCO/FANTOME, LLC By: /s/ W. Randall Fowler W. Randall Fowler President, Chief Executive Officer and Director

Dated: September 10, 2009
ENTERPRISE GP HOLDINGS L.P.

By:  EPE HOLDINGS, LLC, its General Partner

By:  DAN DUNCAN LLC, its Sole Member

By:  /s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer,
Treasurer and Manager

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
EPCO, INC.

Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Group Co-Chairman and Director
Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC
Randa Duncan Williams	Group Co-Chairman and Director
Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC
Richard H. Bachmann	Group Vice Chairman, Secretary, Chief Legal Officer, and Director

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Group Vice Chairman, Chief Financial Officer, and Director
Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC
Ralph S. Cunningham	Group Vice Chairman and Director
Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC
W. Randall Fowler	President, Chief Executive Officer, and Director

President and CEO and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer
Executive Vice President and Chief Operating Officer of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
EPCO/FANTOME, LLC

Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman

Group Co-Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Co-Chairman
Group Co-Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director

Group Vice Chairman, Secretary, Chief Legal Officer, and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director

Group Vice Chairman, Chief Financial Officer, and Director, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

W. Randall Fowler	President, Chief Executive Officer, and Director

President and CEO and Director of EPCO and EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman
Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC and DD Securities LLC
Randa Duncan Williams	Co-Chairman
Director of EPE Holdings, LLC
Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer, and Director

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director
President and CEO and Director of Enterprise Products GP, LLC
W. Randall Fowler	President and CEO and Director

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer
Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.

Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director
President of CSC Entity Services, LLC
Mary Stawikey	President and Director
Vice President - Client Services of CSC Entity Services, LLC
Darryl E. Smith	Treasurer and Director
Vice President - Client Services of CSC Services, LLC
Kari L. Johnson	Secretary
Vice President - Client Services of CSC Services, LLC

DFI DELAWARE GENERAL, LLC

DFI Delaware General, LLC, a Delaware limited liability company (“DFIDG”), is the general partner of DFI Delaware Holdings L.P. (“DFIDH”). DFIDG is a wholly-owned subsidiary of DFI. DFIDG’s principal business purpose, as general partner of DFIDH, is to manage the business and operations of DFIDH. DFIDG’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager
Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of DD Securities LLC
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC;  Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC

Ralph S. Cunningham	Executive Vice President and Manager
President, CEO and Director of EPE Holdings, LLC; Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC
W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager

Executive Vice President, Chief Financial Officer and  Director of EPE Holdings, LLC and Enterprise Products GP, LLC;  Executive Vice President, Chief Financial Officer, Treasurer and Manager of DD Securities LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC

Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager
Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of Dan Duncan LLC
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager
Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC
Ralph S. Cunningham	Executive Vice President and Manager
President, CEO and Director of EPE Holdings, LLC; Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products GP, LLC
W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager

Executive Vice President, Chief Financial Officer and  Director of EPE Holdings, LLC and Enterprise Products GP, LLC; Executive Vice President, Chief Financial Officer and Treasurer and Manager of Dan Duncan LLC

EPE HOLDINGS, LLC

EPE Holdings, LLC, a Delaware limited liability company (“EPE Holdings”), is the general partner of Enterprise GP Holdings L.P. (“GP Holdings”). EPE Holdings is a wholly-owned subsidiary of DDLLC. EPE Holdings’ principal business purpose, as general partner of GP Holdings, is to manage the business and operations of GP Holdings. EPE Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.